FORM 4

    (   )  Check this box if no longer
           subject to Section 16.  Form 4
      or Form 5 obligations may continue.
      See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
            Holding Company Act of 1935            |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
      David  C. McCourt
      Commonwealth Telephone Enterprises, Inc.
      105 Carnegie Center
      Princeton,  New Jersey     08540
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol
      WorldCom, Inc.   WCOM
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   ____________________________________________________________________________
   4. Statement for Month/Year
      October/1997
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)
      June/1997
   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
      (X ) DIRECTOR
      (  ) 10% OWNER
      (  ) OFFICER (GIVE TITLE BELOW)
      (  ) OTHER (SPECIFY TITLE BELOW)

      _____________________________________________________
   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
      (X ) Form filed by One Reporting Person
      (  ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)
      Common Stock
   ____________________________________________________________________________
   2. Transaction Date (Month/Day/Year)
      6/19/97
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)
      P
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      812,308     A    **
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 819,328.3
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      D
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible Securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)
      (i)  Call Options (obligations to sell)***
      (ii) Put Options (rights to sell)***
   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security
      (i)  $64.063
      (ii) $28.125
   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)
      (i)  6/19/97
      (ii) 6/19/97
   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)
      (i)  S
      (ii) P
   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)
      (i)  (D) 812,308
      (ii) (A) 812,308
   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)
      (i)  6/19/02               6/19/02
      (ii) 6/19/02               6/19/02
   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      (i)  Common Stock     812,308
      (ii) Common Stock     812,308
   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)
      (i)  $4.18
      (ii) $4.18
   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)
      (i)   -0-
      (ii)  812,308
   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
       (Instr. 4)
       (i)  Not applicable
       (ii) D
   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   EXPLANATION OF RESPONSES:

   ** The acquisition of 812,308 shares of WorldCom Common Stock reported in Table I was pursuant to a Share Exchange Agreement, dated as of June
      19, 1997, by and among David C. McCourt, certain other persons named therein and WorldCom; such shares of WorldCom Common Stock were acquired from WorldCom in exchange for 288 shares of McCourt Fiber Network, Inc. owned by David C. McCourt.

   ***On June 19, 1997, David C. McCourt simultaneously sold 812,308 call options and purchased 812,308 put options, each entitling the holder to purchase or sell, as applicable, one share of WorldCom Common Stock, exercisable on June 19, 2002.


      /s/ David C. McCourt                          10/14/97
      ----------------------------------         ------------
      **** SIGNATURE OF REPORTING PERSON             DATE


 **** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).